SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                (Amendment No.1)

                                  MedQuist Inc.
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                                (Name of Issuer)


                           Common Stock, No Par Value
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                         (Title of Class of Securities)


                                    584949101
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                                 (CUSIP Number)


                             Stephen M. Kotran, Esq.
                               Sullivan & Cromwell
                                125 Broad Street
                          New York, New York 10004-2498
                                 (212) 558-4000
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                 July 28, 2000
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             (Date of Event which Requires Filing of this Statement)

If a filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d- 1(g), check the following box [ ].

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CUSIP NO. 584949101
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 1.      NAME OF REPORTING PERSON

         Koninklijke Philips Electronics N.V.

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         222531298
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 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a)  [ ]
                                                                      (b)  [X]
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 3.      SEC USE ONLY

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 4.      SOURCE OF FUNDS
         OO
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 5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                           [  ]
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 6.      CITIZENSHIP OR PLACE OF ORGANIZATION

         The Netherlands
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                  7.     SOLE VOTING POWER
  NUMBER OF              23,400,086
    SHARES        --------------------------------------------------------------
BENEFICIALLY      8.     SHARED VOTING POWER
  OWNED BY               1,910,974
    EACH          --------------------------------------------------------------
 REPORTING        9.     SOLE DISPOSITIVE POWER
   PERSON                23,400,086
    WITH          --------------------------------------------------------------
                  10.    SHARED DISPOSITIVE POWER
                         1,910,974
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
         25,311,060
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12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES
                                                                           [  ]
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13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         62.2%
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14.      TYPE OF REPORTING PERSON

         CO
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                                       -2-

         This Amendment No. 1 to Schedule 13D relates to the Schedule 13D filed on June 6, 2000 with respect to the Shares of MedQuist Inc. (the "Issuer") by Koninklijke Philips Electronics N.V.("Royal Philips"), a corporation incorporated under the laws of the Netherlands. Unless otherwise defined herein, all capitalized terms used herein shall have the meanings ascribed to them in the original Schedule 13D.

Item 1.  Security and Issuer.
         -------------------

         No Change.

Item 2.  Identity and Background.
         -----------------------

         Item 2 is hereby amended and supplemented as follows:

         (a)-(c); (f). No Change.

         (d)-(e). During the last five years, neither Royal Philips, nor, to the best of its knowledge, any person listed in Schedule I has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

         Item 3 is hereby amended and supplemented as follows:

         Royal Philips presently intends to finance the purchases with its cash position and cash flow from existing businesses.

Item 4.  Purpose of the Transaction.
         --------------------------

         Item 4 is hereby amended and supplemented as follows:

         On July 28, 2000, Royal Philips announced that it may from time to time purchase additional Shares of the Issuer. Such purchases would depend on market conditions and other factors, and would be made through open market purchases or privately negotiated transactions. Under the terms of the Governance Agreement, Royal Philips is currently permitted to acquire up to seventy five percent (75%) of the outstanding Shares of the Issuer on a fully diluted basis.

Item 5.  Interest in Securities of Issuer.
         --------------------------------

         Item 5 is hereby amended and supplemented as follows:

         (a). As of the date hereof, Royal Philips beneficially owns 25,311,060 Shares, which constitutes approximately 62.2% of the outstanding Shares on a fully diluted basis.

         (b). Royal Philips has sole voting and dispositive power over 23,400,086 Shares of the Issuer and has shared voting and/or dispositive power over 1,910,974 Shares of the Issuer.

         (c). On July 7, 2000, Royal Philips acquired 22,250,327 Shares of the Issuer at a price of $51 per Share, pursuant to the terms and conditions of the Tender Offer Agreement. Between July 12, 2000 and July 20, 2000, Royal Philips acquired an additional 1,149,459 Shares of the Issuer at a price of $51 per Share, pursuant to the terms and conditions of the Shareholder Agreements.

         None of the persons listed in Schedule I beneficially owns or has the right to acquire any Shares or has engaged in any transaction in the Shares in the past 60 days.

         This Item 5 is qualified in its entirety by reference to the Tender Offer Agreement and the Shareholder Agreements which were filed as Exhibits to
Schedule 13D and are hereby incorporated by reference.

Item 6.  Contracts, Arrangements, Understandings
         or Relationships with Respect to
         Securities of the Issuer.
         ---------------------------------------

         No Change.

Item 7.  Material to be Filed as Exhibits
         --------------------------------

         Exhibit           Description
         -------           -----------

            1              Press Release by Royal Philips, dated
                           July 28, 2000.

                                   SIGNATURES
                                   ----------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 28, 2000

                                            KONINKLIJKE PHILIPS ELECTRONICS N.V.


                                            By:       /s/ ADRI BAAN
                                               ---------------------------------
                                               Name:  Adri Baan
                                               Title: Executive Vice President
                                                      Royal Philips Electronics.


                                            By:       /s/ JAN H.M. HOMMEN
                                               ---------------------------------
                                               Name:  Jan H.M. Hommen
                                               Title: Executive Vice President
                                                      Royal Philips Electronics.